UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 5

GREAT AMERICAN FINANCIAL RESOURCES, INC.
(Name of the Issuer)

GREAT AMERICAN FINANCIAL RESOURCES, INC.
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
KENNETH C. AMBRECHT
CARL H. LINDNER
CARL H. LINDNER III
S. CRAIG LINDNER
WILLIAM R. MARTIN
(Name of Person(s) Filing Statement)

Common Stock, $1.00 par value (“GAFRI Common Stock”)
(Title of Class of Securities)

389915019
(CUSIP Number of Class of Securities)

GREAT AMERICAN FINANCIAL RESOURCES, INC.
250 East Fifth Street, 10th Floor
Cincinnati, Ohio 45202

Attention:  Mark F. Muething, Esq.

(513) 333-5300

AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
One East Fourth Street
Suite 900
Cincinnati, Ohio 45202
Attention:  James C. Kennedy, Esq.
(513) 579-2538
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

Keating Muething & Klekamp PLL One East Fourth Street Suite 1400 Cincinnati, Ohio 45202 Attention: Edward E. Steiner, Esq. Mark A. Weiss, Esq. 513-579-6400	Squire, Sanders & Dempsey L.L.P. 312 Walnut Street Suite 3500 Cincinnati, Ohio 45202 Attention: Stephen C. Mahon, Esq. 513-361-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

☒	a.
The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction                                                                                                                                                                     Amount of filing fee
valuation*       $235,617,707                                                                                                                                                   $7,233.46**

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  the filing fee of $7,233.46 was determined based upon the sum of (A) product of 9,208,886 outstanding shares of Common Stock and the merger consideration of $24.50 per share, plus (B) up to $10,000,000 payable in connection with the extinguishing of outstanding options to purchase GAFRI Common Stock (equal to $235,617,707).  In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.00003070 by the sum of (A) and (B) in the preceding sentence.

**	Previously paid

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: _______________________

Form or Registration No.: _______________________

Filing Party: _________________________________

Date Filed: __________________________________

Introductory Statement

This Amendment No. 5 to Rule 13e-3 Transaction Statement (the “Final Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Great American Financial Resources, Inc., a Delaware corporation (“GAFRI”or the “Company”), American Financial Group, Inc., an Ohio corporation (“AFG”), GAFRI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of AFG (“GAC”), Kenneth C. Ambrecht, Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and William R. Martin (collectively, the “Filing Persons”).  This Final Amendment is a fifth amendment to the Rule 13e-3 Transaction Statement filed by GAFRI, AFG and GAC on June 14, 2007 (the “Transaction Statement”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction which is the subject of the Transaction Statement.

Item 15.       Additional Information.

Item 15(b) is amended and supplemented as follows:

On September 28, 2007, at a special meeting of stockholders, GAFRI stockholders voted to approve and adopt the Agreement and Plan of Merger, dated as of May 17, 2007, by and among AFG, GAFRI and GAC.

On September 28, 2007, GAFRI filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which GAC was merged with and into GAFRI, with GAFRI continuing as the surviving corporation (the “Merger”).  As a result of the Merger, GAFRI became a wholly-owned subsidiary of AFG.  The Merger became effective on Friday, September 28, 2007, at which time (i) each outstanding share of GAFRI Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by GAFRI as treasury shares or otherwise, shares held by AFG or any subsidiary of AFG and shares held by stockholders who perfected their appraisal rights under Delaware law) was canceled and converted into the right to receive $24.50 in cash, and (ii) the separate corporate existence of GAC ceased.

As a result of the Merger, GAFRI Common Stock will no longer be listed on any exchange, including the New York Stock Exchange.  GAFRI has filed a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its common stock under the Securities Exchange Act of 1934.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2007 Date	GREAT AMERICAN FINANCIAL RESOURCES, INC. /s/ Mark F. Muething Mark F. Muething Executive Vice President
September 28, 2007 Date	AMERICAN FINANCIAL GROUP, INC. /s/ James C. Kennedy James C. Kennedy Vice President
September 28, 2007 Date	GAFRI ACQUISITION CORP. /s/ James C. Kennedy James C. Kennedy Vice President
September 28, 2007 Date	* Kenneth C. Ambrecht
September 28, 2007 Date	* Carl H. Lindner
September 28, 2007 Date	* Carl H. Lindner III

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September 28, 2007 Date	* S. Craig Lindner
September 28, 2007 Date	* William R. Martin
September 28, 2007 Date	*By:/s/ Karl J. Grafe Karl J. Grafe Attorney in Fact

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